Exhibit 2.2

Execution Version

AMENDMENT NO. 1
TO THE
AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 (this “Amendment”), dated as of November 4, 2010, to the Agreement and Plan of Merger, dated as of June 6, 2010 (the “Merger Agreement”), by and among GRIFOLS, S.A., a company organized under the laws of Spain (“Parent”), GRIFOLS, INC., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“HoldCo”), and TALECRIS BIOTHERAPEUTICS HOLDINGS CORP., a Delaware corporation (the “Company”).

WHEREAS,  in connection with that certain memorandum of understanding entered into on October 29, 2010 by the parties to the consolidated class action, captioned In re Talecris Biotherapeutics Holdings Shareholder Litigation, Consol. C.A. No. 5614-VCL, filed with in the Court of Chancery of the State of Delaware, (1) Parent and HoldCo have offered to pay additional consideration to the Company’s stockholders in the Merger, which additional consideration the Company Stockholder Party and the Affiliated Stockholders have agreed to forgo and (2) the parties have agreed to make available to the Company’s stockholders appraisal rights in accordance with Section 262 of the DGCL in connection with the transactions contemplated by the Merger Agreement;

WHEREAS, Section 8.04 of the Merger Agreement provides for the amendment of the Merger Agreement in accordance with the terms set forth therein; and

WHEREAS, the parties hereto desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Amendment, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1      Definitions; References.  Unless otherwise specifically defined herein, each term used herein, including the recitals hereto, shall have the meaning assigned to such term in the Merger Agreement as amended by this Amendment.  Each reference in the Merger Agreement to “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement” shall, from and after the date hereof, refer to the Merger Agreement as amended by this Amendment except that references to “the date hereof” and to “the date of this Agreement” shall remain references to the date of the original Merger Agreement.

ARTICLE II
AMENDMENTS TO MERGER AGREEMENT

Section 2.1            Amendments to Merger Agreement.  The Merger Agreement shall be amended as follows:

(a)                Section 1.05(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(a)        At the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without any action on the part of the Company, Company Virginia Sub or any holder of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), (i) each share of Company Common Stock (including restricted shares of Company Common Stock (the “Company Restricted Stock”)) issued and outstanding immediately prior to the Reincorporation Effective Time (other than shares held in the treasury of the Company immediately prior to the Reincorporation Effective Time and Dissenting Shares) shall be converted into one share of common stock, par value $0.01 per share, of Company Virginia Sub (the “Company Virginia Sub Common Stock”), (ii) each share of Company Common Stock held in the treasury of the Company immediately prior to the Reincorporation Effective Time shall be canceled and (iii) each share of Company Virginia Sub Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be canceled.

(b)               Section 1.05 of the Merger Agreement is hereby amended by inserting the following provision as Section 1.05(c) of the Merger Agreement:

(c)        Any provision of this Agreement to the contrary notwithstanding, shares of Company Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time that are held by record holders of such shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the ‘‘Dissenting Shares’’) shall not be converted into shares of Company Virginia Sub Common Stock, but instead holders of such Dissenting Shares shall be entitled to such rights (and only such rights) as are granted by the provisions of Section 262 of the DGCL unless and until any such holder fails to perfect or effectively withdraws, waives or loses its rights to appraisal under the DGCL or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by the provisions of Section 262 of  the DGCL.  If any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares as to which appraisal rights have been withdrawn or lost (“Unperfected Shares”) shall thereupon be treated as if they had been converted into shares of Company Virginia Sub Common Stock as provided for in Section 1.05(a) at the Reincorporation Effective Time, so that the holder of such Unperfected Shares shall have the right to receive such shares, or, following the Effective Time, the consideration into which such shares of Company Virginia Sub Common Stock are to be converted pursuant to Section 3.01(c)(i).  At the Reincorporation Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent prompt notice of any demands received by the Company for appraisals of shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal. The Company shall keep Parent reasonably informed on a reasonably current basis of all material developments relating to or in connection with any notices or demands of appraisal, and shall reasonably consult with Parent concerning strategy relating to such notices.  The Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as otherwise required by an Order, make or agree to make any payment with respect to any demands for appraisal or settle, or offer to agree to settle, any such demands or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

(c)                Section 3.01(c)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(i)         Subject to Section 3.02(f), each share of Company Virginia Sub Common Stock issued and outstanding immediately prior to the Effective Time (but excluding (1) shares to be canceled in accordance with Section 3.01(b) and (2) for the avoidance of doubt, the shares that would otherwise be issued upon conversion of the Dissenting Shares that do not become Unperfected Shares) (but including, for the avoidance of doubt, Unperfected Shares) shall be converted into the right to receive (A) $19.00 in cash (the “Common Stock Cash Consideration”), (B) such number of shares of Parent’s non-voting (Class B) ordinary shares, par value  0.50€ each (or such other amount as the parties may agree before Closing), with the rights and other terms set forth in the Parent By-Law Amendments (“Parent Non-Voting Shares”), equal to the Exchange Ratio, which Parent Non-Voting Shares will be traded in the form of American Depositary Shares (“Parent ADSs”; each Parent ADS representing one-half of a share of Parent Non-Voting Shares), evidenced by American Depositary Receipts (“Parent ADRs”) (such Parent ADSs, together with any cash in lieu of fractional Parent Non-Voting Shares payable pursuant to Section 3.02(f), the “Common Stock Share Consideration”), and (C) with respect to the Float Shares, such number of Parent Non-Voting Shares equal to the Additional Exchange Ratio, which Parent Non-Voting Shares will be traded in the form of Parent ADSs (such Parent ADSs, together with any cash in lieu of fractional Parent Non-Voting Shares payable pursuant to Section 3.02(f), the “Additional Common Stock Share Consideration” and, together with the Common Stock Cash Consideration and the Common Stock Share Consideration, the “Common Stock Merger Consideration”).  At the Effective Time, all shares of Company Virginia Sub Common

Stock converted into the right to receive the Common Stock Merger Consideration pursuant to this Section 3.01(c)(i) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Company Virginia Sub Certificate or Company Virginia Sub Book-Entry Shares, which immediately prior to the Effective Time represented any such shares of Company Virginia Sub Common Stock, shall cease to have any rights with respect thereto, except the right to receive the Common Stock Merger Consideration and any dividends or other distributions payable pursuant to Section 3.02(d), without interest, in each case to be issued or paid in consideration therefor upon surrender of such Company Virginia Sub Certificate in accordance with Section 3.02(c), in the case of certificated shares, and automatically, in the case of Company Virginia Sub Book-Entry Shares.

(d)               Section 3.02(b)(i) of the Merger Agreement is hereby amended and restated as follows:

(i)         such number of Parent ADSs sufficient to pay the aggregate Common Stock Share Consideration and the Additional Common Stock Share Consideration required to be paid pursuant to Section 3.01(c) and the aggregate stock consideration required to be paid pursuant to Section 6.05.

(e)                Section 4.02(c)(iii) of the Merger Agreement is hereby amended and restated as follows:

(iii)       When delivered to the Depositary pursuant to Section 3.02 in connection with the Closing, each of the Parent Non-Voting Shares underlying the Parent ADRs required to be delivered as Common Stock Share Consideration and Additional Common Stock Share Consideration pursuant to Section 3.01(c) and to be delivered pursuant to Section 6.05 will have been validly issued in accordance with all applicable Laws and the Parent Charter Documents, will be fully paid and nonassessable, will not subject the holders thereof to personal liability and will be free of restrictions on transfer imposed by Parent and will not be subject to preemptive rights.

(f)                Section 6.01(b) of the Merger Agreement is hereby amended by inserting “ and Additional Common Stock Share Consideration” after the words “Common Stock Share Consideration”.

(g)               Section 6.02(e) of the Merger Agreement is hereby amended by inserting “ and Additional Common Stock Share Consideration” after the words “Common Stock Share Consideration” in all instances.

(h)               Section 6.05(a) of the Merger Agreement is hereby amended by inserting “(it being understood and agreed that (1) with respect to each Option held by any

Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III,” shall mean the Common Stock Share Consideration and the Common Stock Cash Consideration (and shall exclude the Additional Common Stock Share Consideration) and (2) with respect to each Option held by any holder who is not an Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III,” shall mean the Common Stock Share Consideration, the Common Stock Cash Consideration and the Additional Common Stock Share Consideration)” at the end of the second sentence thereof.

(i)                 Section 6.05(b) of the Merger Agreement is hereby amended by inserting “(it being understood and agreed that (1) with respect to each Company RSU held by any Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III,” shall mean the Common Stock Share Consideration and the Common Stock Cash Consideration (and shall exclude the Additional Common Stock Share Consideration) and (2) with respect to each Company RSU held by any holder who is not an Affiliated Stockholder,  the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III,” shall mean the Common Stock Share Consideration, the Common Stock Cash Consideration and the Additional Common Stock Share Consideration)” at the end of the first sentence thereof.

(j)                 Section 6.05(c) of the Merger Agreement is hereby amended by inserting “(it being understood and agreed that (1) with respect to each Stock-Based Award held by any Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III,” shall mean the Common Stock Share Consideration and the Common Stock Cash Consideration (and shall exclude the Additional Common Stock Share Consideration) and (2) with respect to each Stock-Based Award held by any holder who is not an Affiliated Stockholder,  the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III,” shall mean the Common Stock Share Consideration, the Common Stock Cash Consideration and the Additional Common Stock Share Consideration)” at the end of the first sentence thereof.

(k)               Section 6.10 of the Merger Agreement is hereby amended by inserting “and Additional Common Stock Share Consideration” after the words “Common Stock Share Consideration”.

(l)                 Article VI of the Merger Agreement is hereby amended by inserting the following provision as Section 6.19 of the Merger Agreement:

Section 6.19.  Notification by Parent of Dissenters’ Rights.  Parent shall notify the Company in a writing at least ten calendar days prior to the anticipated Closing Date (or, if the anticipated Closing Date is set less than ten calendar days in advance of the anticipated Closing, then within 48 hours of the setting of the anticipated Closing Date) of its intention not to effect the Mergers and conduct the Closing due to the failure of the condition set forth in Section 7.02(d) to be satisfied.

(m)             Section 7.02 of the Merger Agreement is hereby amended by inserting the following provision as Section 7.02(d) of the Merger Agreement:

(d)       Dissenters’ Rights.  Either (i) the aggregate number of Qualifying Dissenting Shares shall not exceed the Dissenting Share Threshold or (ii) the Company Stockholder Party shall have agreed to indemnify Parent for the Incremental Cost, if any, of the Incremental Dissenting Shares, if any, in accordance with the Appraisal Indemnity Agreement; provided that the condition set forth in this Section 7.02(d) shall automatically be deemed to have been waived by Parent and HoldCo if Parent shall not have delivered a notice pursuant to Section 6.19, or, if delivers a notice that is untimely under Section 6.19, either the Company or the Company Stockholder Party is actually prejudiced as a result thereof.

(n)               Section 8.03(e) of the Merger Agreement is hereby amended and restated as follows:

(e)        In the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(i), and at the time of any such termination on the Outside Date, the conditions set forth in Section 7.01 (other than any of the conditions set forth in (i) Section 7.01(a)(ii), (ii) Section 7.01(b) only to the extent such condition has not been satisfied due to an Antitrust Approval Failure, (iii) Section 7.01(c) or (iv) Section 7.01(d)) and Section 7.02 (other than any of the conditions set forth in Section 7.02(d)) shall have been satisfied or waived and the failure of the Mergers to be consummated and the Closing to have occurred on or by the Outside Date was not due to the Company’s invocation of failure of the condition contained in Section 7.03(a), then Parent shall pay to the Company a fee in the amount equal to $375,000,000 (the “Reverse Break-Up Fee”) as liquidated damages hereunder, by wire transfer of same-day funds on the second Business Day following the date of such termination of this Agreement.

(o)               Section 9.03(l) of the Merger Agreement is hereby corrected by replacing the words “Common Stock Share Merger Consideration” with the words “Common Stock Share Consideration” therein.

(p)               Section 9.03(aa) of the Merger Agreement is hereby amended and restated as follows:

(aa)      “Per Share Amount” means (1) when used in respect of an Affiliated Stockholder, the sum of (i) the Common Stock Cash Consideration and (ii) the product of (A) the Parent Closing Price and (B) the Exchange Ratio and (2) when used in respect of a holder other than an Affiliated Stockholder, the sum of (x) the Common Stock Cash Consideration and (y) the product of (i) the Parent Closing Price and (ii) the Exchange Ratio and (z) the product of (i) the Parent Non-Voting Stock Price and (ii) the Additional Exchange Ratio.

(q)               Section 9.03 of the Merger Agreement is hereby amended by inserting the following definitions in the correct alphabetical order:

            “Additional Exchange Ratio” means 0.0075; provided, however, that in no event will the aggregate Additional Common Stock Share Consideration required to be paid pursuant to Section 3.01(c) exceed 500,000 Parent Non-Voting Shares and, in the event that, based on such 0.0075 Additional Exchange Ratio, the aggregate Additional Common Stock Share Consideration would exceed 500,000 Parent Non-Voting Shares, then the Additional Consideration Exchange Ratio will be appropriately adjusted.  For the avoidance of doubt, the maximum of 500,000 Parent Non-Voting Shares in respect of the Additional Common Stock Share Consideration is separate from and in addition to the maximum of 86,500,000 Parent Non-Voting Shares in respect of the Common Stock Share Consideration.

            “Affiliated Shares” means shares of Company Virginia Sub Common Stock issued and outstanding immediately prior to the Effective Time that are held by or beneficially owned by the Company Stockholder Party, any of its Permitted Transferees (as defined in the Company Voting Agreement), or any Affiliated Stockholders.

            “Affiliated Stockholders” means (i) each director of the Company, (ii) such director’s immediate family members, successors, heirs, assigns or legal representatives, and (iii) any firm, trust, corporation or other entity in which such director has a controlling interest.

            “Appraisal Indemnity Agreement” means that Appraisal Indemnity Agreement, dated as of November 4, 2010, by and among the Company, Parent and the Company Stockholder Party.

            “Dissenting Share Threshold” means fifteen percent (15%) of the total number of Float Shares that are issued and outstanding.

            “Float Shares” means shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are not Affiliated Shares.

            “Incremental Cost” means the amount by which (1) the amount to be paid per Dissenting Share as determined by the Chancery Court (including interest thereon) in accordance with the DGCL exceeds (2) the sum of (i) the Common Stock Cash Consideration, (ii) the product of (A) Parent Non-Voting Stock Price and (B) the Exchange Ratio and (iii) the product of (A) Parent Non-Voting Stock Price and (B) the Additional Exchange Ratio.

            “Incremental Dissenting Shares” means the amount by which the number of Qualifying Dissenting Shares exceeds the Dissenting Share Threshold.

            “Parent Non-Voting Stock Price” means the volume weighted average, rounded to the nearest one-tenth of a U.S. cent, of all of the daily VWAPs of the Parent Non-Voting Shares calculated for each of the 20 consecutive trading days beginning on the Closing Date (converting each daily VWAP to U.S. dollars based upon the “closing mid-point” exchange rate in respect of each such specified day in the “currencies and money” segment in the “Companies and Markets” section of the Financial Times, U.S. edition, or if not reported therein, another authoritative source), as such volume weighted average prices are calculated on the VAP screen on the Bloomberg Professional™ Service and shown as VWAP for each such daily period or, if not calculated thereby, another authoritative source.

            “Qualifying Dissenting Shares” means those Dissenting Shares as to which, as of any relevant date, the holder thereof has complied in all respects with, Section 262 of the DGCL and has taken all steps required as of such date of a holder of Dissenting Shares in order to perfect such rights under Section 262 of the DGCL, and such holder has not withdrawn such holder’s request for such rights or failed to act to perfect any such rights.

(r)                 The Merger Agreement is hereby amended by replacing all references therein to “fractional Parent ADSs” with “fractional Parent Non-Voting Shares”.

ARTICLE III
MISCELLANEOUS

Section 3.1            No Further Amendment.  Except as expressly amended hereby, the Merger Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect.  This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Merger Agreement or any of the documents referred to therein.

Section 3.2            Effect of Amendment.  This Amendment shall form a part of the Merger Agreement for all purposes, and each party thereto and hereto shall be bound hereby.  From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby.

Section 3.3            Governing Law.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

Section 3.4            Miscellaneous.  Sections 9.01, 9.02, 9.04, 9.05, 9.06, 9.07, 9.09, 9.10, 9.11 and 9.13 of the Merger Agreement shall apply to this Amendment mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent, HoldCo and the Company have caused this Amendment to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

GRIFOLS, S.A.

By:   /s/ Victor Grifols
Name: Victor Grifols
Title:    President and Chief Executive Officer

GRIFOLS, INC.

By:   /s/ David Bell
Name: David Bell
Title:   Vice President - Corporate Operations

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.

By:    /s/ Lawrence D. Stern
Name: Lawrence D. Stern
Title:   Chairman and CEO